UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No.  1 )*

Rubicon Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

78112T206

(CUSIP Number)

KENNETH R. SKARBECK

ALDEBARAN CAPITAL LLC

10293 N. Meridian St., Ste. 100

Carmel, IN  46290

(317) 818-7827

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  78112T206SCHEDULE 13D

1.  NAME OF REPORTING PERSONS

    Aldebaran Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  [_]

                                                                (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

    WC, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 128,908
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 128,908

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       128,908

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%

14.  TYPE OF REPORTING PERSON

    IA

CUSIP No.  78112T206SCHEDULE 13D

1.  NAME OF REPORTING PERSONS

    Kenneth R. Skarbeck

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  [_]

                                                                (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

    PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 128,908
9...SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 128,908

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       128,908

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%

14.  TYPE OF REPORTING PERSON

    IA, IN, HC

CUSIP No.   78112T206

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The Shares held in the Aldebaran Capital Accounts were purchased in the open market and paid for using the personal funds of its advisory clients.  No borrowed funds were used to purchase the Shares.  The aggregate purchase price of the 128,908 Shares held in Aldebaran Capital Accounts is approximately $1,004,057, including brokerage commissions.  Included in the 128,908 Shares held in Aldebaran Capital Accounts are 2,470 Shares beneficially held in family accounts related to Kenneth R. Skarbeck.  The aggregate purchase price of the 2,470 Shares beneficially held in family accounts by Kenneth R. Skarbeck is $17,490 and were paid for using personal funds.

Item 5.  Interest in Securities of the Issuer

Item 5 (a) and (c) is hereby amended and restated as follows:

(a)As of the date hereof, Aldebaran Capital, LLC, and Kenneth R. Skarbeck may be deemed to be the beneficial owner of 128,908 Shares which constitute 5.3% of the Issuer’s stock, based upon the 2,446,652 Shares outstanding as of April 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022. Included in the 128,908 Shares held in Aldebaran Capital Accounts are 2,470 Shares beneficially held in family accounts related to Kenneth R. Skarbeck.

(c)There have been no transactions in the securities of the Issuer during the past sixty days by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 1, 2022, the Issuer and Janel Corporation, a Nevada corporation (the “Purchaser”) entered into a Stock Purchase and Sale Agreement (the “Purchase Agreement”) under which the Purchaser will commence a cash tender offer (the “Offer”) to purchase up to 45.0% of the issued and outstanding Shares, at a price per Share of $20.00, subject to the terms and conditions set forth in the Purchase Agreement. The transaction has been approved by the board of directors of both the Purchaser and the Board of Directors of the Issuer (the “Board”). The Purchase Agreement calls for the Offer to commence within ten business days after the date of the Purchase Agreement and have an initial expiration date of 20 business days following the commencement date of the Offer, which expiration date may be extended by the Purchaser without the consent of the Issuer under certain circumstances.

Under the terms of the Purchase Agreement, the Purchaser’s obligation to accept for payment and pay for any Shares tendered in the Offer and not validly withdrawn is subject to certain conditions set forth in the Purchase Agreement, including (i) there being validly tendered and not withdrawn prior to the expiration date that number of Shares which represents at least 35.0% of the Shares issued and outstanding on a fully diluted basis (the “Minimum Condition”), (ii) the absence of a Purchaser Material Adverse Effect (as defined the Purchase Agreement), (iii) the purchase of the Shares pursuant to the Offer would not result, and not be reasonably likely to result, in a reduction or impairment of the net operating losses of the Issuer under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and (iv) other conditions set forth

CUSIP No.   78112T206

in the Purchase Agreement.  The Purchase Agreement contains customary representations and warranties from both the Purchaser and the Issuer, and the Issuer agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Purchase Agreement and the closing of the Offer.  None of the Reporting Persons are party to the Purchase Agreement.  The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Concurrently with the execution of the Purchase Agreement, Aldebaran Capital entered into a Tender and Voting Agreement (each, a “Tender and Voting Agreement”), with the Purchaser and the Issuer. The Purchaser has not paid any consideration in connection with the execution and delivery of the Tender and Voting Agreements. The Tender and Voting Agreement was entered into as a condition and inducement to the willingness of the Purchaser to enter into the Purchase Agreement and to increase the likelihood that the Minimum Condition will be satisfied. Pursuant to the Tender and Voting Agreements, Aldebaran Capital agreed to validly tender to the Purchaser pursuant to and in accordance with the terms of the Offer, the 128,908 Shares beneficially owned by Aldebaran Capital on the date of each Tender and Voting Agreement (the “Existing Shares”), subject to proration for tenders by other stockholders, and not to withdraw the Existing Shares from the Offer. If Aldebaran Capital acquires beneficial ownership of any additional outstanding Shares after the date of such Tender and Voting Agreement and prior to the termination of the Tender and Voting Agreement (together with the Existing Shares, the “TO Shares”), Aldebaran Capital agreed to validly tender such TO Shares to the Purchaser in accordance with the Offer, and in any event prior to the expiration date of the Offer, subject to proration for tenders by other stockholders. Aldebaran Capital agreed not to withdraw any TO Shares so tendered unless the Tender and Voting Agreement or the Offer is terminated or otherwise terminates in accordance with its terms, except under certain limited circumstances.

In addition, during the term of the Tender and Voting Agreements, Aldebaran Capital irrevocably agreed to vote the TO Shares at any meeting of the holders of the Issuer’s common stock, or in connection with any written consent of the holders of the Issuer’s common stock: (i) in favor of approving the transactions contemplated by the Purchase Agreement and the Tender and Voting Agreement and any actions in furtherance thereof (the “Transactions”); and (ii) against the following actions, agreements or transactions (other than the Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Issuer or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or any of its subsidiaries, (C) (1) any change in a majority of the persons who constitute the Board, (2) any change in the present capitalization of the Issuer or any amendment of the organizational documents of the Issuer, (3) any other material change in the Issuer‘s corporate structure or business or (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Transactions contemplated by the Tender and Voting Agreement and the Purchase Agreement.  Concurrently with the execution of the Tender and Voting Agreement, the Issuer entered into substantially similar tender and voting agreements with each Bandera Master Fund, L.P., Sententia Capital Management LLC and Poplar Point Capital Management, LLC. The foregoing summary of the Tender and Voting Agreement is qualified in its entirety by reference to the Tender and Voting Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

CUSIP No.  78112T206

Item 7.  Material to be Filed as Exhibits

 Item 7 is hereby amended to add the following exhibits:

1.

Stock Purchase and Sale Agreement, dated July 1, 2022 (incorporated by reference to Ex. 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 5, 2022).

2.	Tender and Voting Agreement, dated July 1, 2022 (incorporated by reference to Ex. 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 5, 2022).

CUSIP No.  78112T206

SIGNATURES

    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2022

Aldebaran Capital, LLC

By:/s/ Kenneth R. Skarbeck

Name: Kenneth R. Skarbeck

Title: President and Managing Member

/s/ Kenneth R. Skarbeck

Kenneth R. Skarbeck